UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Big Cheese, Inc.

Legal status of issuer

> *Form:* Corporation
> *Jurisdiction of Incorporation/Organization:* Delaware
> *Date of organization:* September 16, 2016

Physical address of issuer: 990 Biscayne Blvd., Suite 401, Miami, FL 33132

Website of issuer: www.thegrilledcheesetruck.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW, Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Current number of employees - five (5) employees, three full-time and two part-time.

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$390,171	$-0-
Cash & Cash Equivalents	$42,549	$-0-
Accounts Receivable	$-0-	$-0-
Short-term Debt	$160,000	$-0-
Long-term Debt	$-0-	$-0-
Revenues/Sales	$-0-	$-0-
Cost of Goods Sold	$-0-	$-0-
Taxes Paid	$-0-	$-0-

Net Income	($91,749)	$-0-

FORM C-AR

Big Cheese, Inc.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2016

This Annual Report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Big Cheese, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), in accordance with Rule 202(a) of Regulation CF under the Securities Act of 1933, as amended (the "Securities Act").

The date of this Form C-AR is April 28, 2017.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors, including, but not limited to, the factors described under the section of this Form C-AR captioned "Risk Factors" below, could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

BUSINESS

Description of the Business

We are a startup company being structured as a national purveyor of fast food through multiple sales channels and branded as the Grilled Cheese Truck and the Grilled Cheese Truck Stop. We are positioning the company as a national brand with a focus on grilled cheese and related products. We intend to capitalize on the Grilled Cheese Truck brand by marketing gourmet grilled cheese products through multiple sales channels including food trucks, food carts, small footprint restaurants and similar channels. We intend to operate both franchised and company-owned restaurants, trucks and food carts. In March 2017, we began to incorporate the word "Original" in our name and on April 20, 2017, we made the necessary filings with the US Patent and Trademark Office to reflect our new name, "the Original Grilled Cheese Truck."

Our primary management activities currently consist of the establishment of a broad number of strategic relationships, preparation of legal documentation, including the Franchise Disclosure Document for federal and state filings necessary to market franchises, negotiation of agreements for restaurant operations, conducting interviews of prospective employees, development of menu items, designing social media campaigns, channel development for military veterans as prospective franchisees and other similar activities.

As of April 19, 2017, we had materially completed our Franchise Disclosure Document and related documents. We will need to file the FDD in each state where we expect to be offering franchises, and we anticipate commencing state filings of our FDD on or about May 1, 2017.

We are currently negotiating a joint venture agreement which will operate through a majority-owned subsidiary. While there are no assurances that we will successfully enter into this joint venture agreement with our proposed venture partner, if the agreement is executed in its current form, the Company will commence operations with four food trucks over the next sixty to ninety days in the Los Angeles area. On execution, this agreement would represent the initial launch of the Original Grilled Cheese Truck in the Los Angeles area under our ownership.

In addition, on March 25, 2017, we entered into a joint-venture agreement with another food brand, Tail o' the Pup, LLC, and a third-party investor, to operate a co-branded quick serve restaurant in Santa Barbara, California, adjacent to the University of California campus. Tail o' the Pup, a long-standing Los Angeles brand established in 1946, specializes in the sale of hot dogs and related products. Our joint-venture, which is named Pup Cheese, LLC, is owned 50% by us and 50% by Tail o' the Pup, LLC. The third-party investor, who has agreed to lend certain operating funds to the joint venture, will receive, in return for his loan(s), varying percentages of net cash flow based on certain thresholds.

We also intend to launch the Original Grilled Cheese Truck brand internationally. In the near future, we expect to execute an agreement with a London-based party to form a UK limited liability partnership to roll out the brand, initially in London, with subsequent roll outs in Western European cities expected to include Dublin, Madrid, Milan, Rome and Berlin. Big Cheese, Inc. will own 80% of this partnership and our principal obligation under the partnership agreement will be to supply expertise relating to the development and supervision of restaurants and menus, the development of social media strategies and a capital contribution of $200,000.

Under prior ownership, the Grilled Cheese Truck brand received national media visibility and through our acquisition of the brand, we have over 100,000 total social media followers through a variety of social media platforms, including Facebook, Twitter and Instagram. We believe that our use of social media will help drive our growth by allowing us to communicate with a large group of our interested fan base in real time, letting people know special promotions at our restaurants or when and where our food trucks will be located on a given date and time. We believe that providing potential customers with up-to-date information regarding the time and location of our trucks will help promote and drive additional customers to our trucks, therefore increasing our sales at each prospective location. We believe the Grilled Cheese Truck has established brand presence in Los Angeles, California under prior ownership and we hope to capitalize on this brand presence and to leverage our brand nationally through multiple sales channels.

We expect to generate revenue from food and beverage sales through multiple sales channels nationally and our company-operated food trucks initially in Los Angeles, California. We intend to expand nationally and prospectively generate revenue from franchise sales, with an initial focus on offering franchise opportunities to military veterans, with royalties to us based on a percentage of sales by franchisees and sales of food products to our franchisees. There can be no guarantee or assurance, however, that we will be able to implement our franchise expansion plan or that we will be able to collect royalties from the sales made by our potential franchisees. In addition to our potential franchise operations, we intend to open company-owned stores, expand and increase the number of company-owned and franchised brick and mortar restaurants, and open and expand our operations within sports venues and airports and bring our food trucks to special events throughout the United States and internationally.

Business Plan

Our objective is to become a leader in the branded quick serve restaurant industry marketing gourmet Grilled Cheese Truck products through multiple sales channels including small footprint restaurants, food trucks, food carts and related channels.

National launch: While there are no assurances we will be successful; our business objectives call for a national launch following the completion of our anticipated Regulation A securities offering (the "Regulation A Offering"). That launch calls for the following:

- *Marketing of franchises*: We will commence marketing of franchise agreements following regulatory approval of the FDD. We will focus our initial franchising efforts on offering franchise opportunities to military veterans on a discounted basis and we hope to be able to provide financing support.

- *Food trucks*: We anticipate deploying 30 to 40 trucks nationally in the first year of operation after capital is raised. We expect that approximately half of these trucks will be company-owned and half franchised.

- *Food carts*: We anticipate deploying a total of 75 food carts in its first three years of operation after capital is raised in urban areas at the rate of 25 per year.

- *Bricks and Mortar*: We anticipate opening 12 quick serve restaurants per year that will be branded as the Grilled Cheese Truck Stop for ownership and franchising at physical locations over the first three years.

- *Additional facilities*: We anticipate opening stores in malls and airports but no estimate has been made at this time.

- *Development of international strategies*: In partnership with European-based food industry professionals, we anticipate rolling out the brand in multiple Western European cities.

In addition: Each element of our strategy is designed to differentiate and reinforce our Company's brand and engender a degree of loyalty among our customers. The cornerstones of this strategy include:

- *Maintaining our menu:* We are committed to using the best available ingredients in producing the best gourmet grilled cheese sandwiches, soups, salads and side dishes. We strive to use fresh ingredients in the preparation of our sandwiches, as opposed to frozen or canned goods. Further, all of our ingredients will be side-by-side taste-tested for quality prior to use.

- *Customer Service:* We expect to rely on repeat business and we view our customers' interactions with employees as critical to our long-term success. Through our emphasis on training, personal development and equity incentives, we believe we can attract and retain well-qualified, motivated employees committed to providing superior levels of customer service.

- *Marketing:* We will continue to build on our social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. We will reinforce a distinctive brand image built on the quality of our food and customer service experience.

- *Truck Design:* Our trucks typically will be configured to accommodate a high volume of traffic. Our truck's design is intended to be casual and comforting. Although a number of customers will buy our food and return to their homes and/or offices to eat the purchased food, we expect that many of our customers will enjoy eating at the truck. Although we do not personally provide organized tables and chairs for dining, we believe that approximately 25% of the locations we will serve will be set up for street side dining with organized tables and chairs for the customer's comfort. Our strategy is to schedule truck locations in selected high-traffic, high-visibility locations in order to realize operating and marketing efficiencies and enhance brand awareness.

- *Hub-and-Spoke:* In order to manage costs, ensure compliance with our quality standards and provide consistency to our customers, under certain circumstances we plan to control our food preparation from centrally located kitchens. We believe this hub-and-spoke format provides significant competitive advantages.

- *Employee Relations*: We believe that the training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. We believe that an employee-oriented culture creates a sense of personal responsibility among all employees, resulting in a higher level of customer service. We intend to encourage and support our employees by offering competitive wages and developing relevant benefits.

History of the Business

We were incorporated in Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks, which acquisition we completed on October 4, 2016. We acquired these intellectual property rights from David Danhi, the founder and celebrity chef, for a total purchase price of $300,000 and 700,000 shares of our common stock or 25% of the Company. Mr. Danhi is a well-known Los Angeles-based chef and food entrepreneur who has served as Executive Chef with major Los Angeles restaurant groups including Roxbury Supper Club, the Water Grille and Georgia. Mr. Danhi also owns and operates DD Hospitality Recruitment, a restaurant and hotel staffing company. On April 20, 2017 we filed documentation with the US Patent and Trademark office to amend our trademark by adding the word "Original" to the brand, so that our trademarked name now reads "the Original Grilled Cheese Truck." We have already been operating under that name for a number of months.

On September 16, 2016, we entered into an employment agreement with Mr. Alfonso J. Cervantes, appointing Mr. Cervantes as our Executive Chairman.

On October 3, 2016, we entered into an employment agreement with Mr. Algie Hodges, appointing Mr. Hodges as our Chief Executive officer and President and a member of our board of directors, effective upon the closing of an anticipated $500,000 bridge financing by us. We subsequently amended this agreement making these appointments effective as of January 1, 2017.

On December 20, 2016, Mr. Danhi entered into an employment agreement with us pursuant to which he was appointed as our Chief Creative Officer, effective upon the closing of our anticipated $500,000 bridge financing. We subsequently amended that agreement to make it effective as of January 1, 2017.

History of the Brand

In 2009 Mr. Danhi created and launched the first The Grilled Cheese Truck, initially operating one part-time truck, expanding to one full-time truck and one part-time truck in Los Angeles. The part-time truck was generally used for special events (catering) such a birthday parties and weddings. Initially, Mr. Danhi was operating the truck on weekends and primarily participating weekend food truck events. As noted, he won a significant number of awards and garnered a great deal of media attention including "Best Food Truck" over 8 times from various media outlets and review guides including: CBS LA.com (2012), LA Times Readers Choice Award (2011), Klout.com "Most Influential Food Truck" (2010 and 2011), LA Hot List (2011), ABC Channel 7 (2010), and Mobliecravings.com (2010), just to name a few.

On October 18, 2012, TRIG Acquisition 1, Inc., a Delaware Form 10 company, acquired the Grilled Cheese Truck brand and certain assets pursuant to a share exchange agreement and subsequently changed its name to The Grilled Cheese Truck, followed by another name change to American Patriot Brands, principally pursuant to a national franchise model. American Patriot Brands; however, did not complete it's Franchise Disclosure Document, the governing document which would have allowed American Patriot Brands to sell franchises once it had received regulatory approval. At its peak, American Patriot Brands operated 10 trucks, 8 of which were company-owned and 2 of which were licensed. American Patriot Brands did not operate any bricks and mortar locations. Bricks and mortar locations are a significant part of our business model. We expect to launch of a number of major market small footprint retail operations.

On September 23, 2016, Mr. Danhi re-acquired the Grilled Cheese Truck brand and related trademarks from American Patriot Brands.

On October 4, 2016, Big Cheese, Inc. acquired the Grilled Cheese Truck brand and related trademarks as more fully described below.

The Danhi Acquisition Agreement

On October 4, 2016, we executed an intellectual property rights purchase agreement (the "IP Purchase Agreement") with Dave Danhi, a successful chef and food industry entrepreneur and the owner of certain rights in and to the trademarks "the Grilled Cheese Truck," "the Grilled Cheese Truck Stop," the Original Grilled Cheese Truck," "the Original Grilled Cheese Truck Stop" and similar marks for various uses under serial numbers of 85865154, 85865155, 85865156, 85865152, 85865148, 85865151, and other serial numbers and Dave Danhi or his affiliate has obtained federal registration for certain trademarks, trade dress and logos, including but not limited to "BCI," "CHEESY MAC AND RIB MELT," "PEPPERBELLY MELT," "PLAIN AND SIMPLE MELT," "S'MORE MELT," "THE CHEESE MAC MELT," "THE FULLY LOADED," "YOU CANT SAY GRILLED CHEESE WITHOUT SMILING" and the "Reclining Girl Eating Sandwich Design" logo (collectively, the "Marks"). Mr. Danhi also owns the URL "www.thegrilledcheesetruck.com" similar URLs, copyrighted website content and social media pages on Facebook and Twitter that include the Marks and relate to the business of providing food, drinks, catering and related services whether from a mobile truck restaurant or otherwise and may have additional trademark and logo applications pending with the United States Trademark and Patent Office or internationally. This intellectual property was purchased for $300,000 in cash and 25% of the issued and outstanding equity our company. In addition, we acquired a 40% interest in any and all future business ventures associated with the mark "Grilled Cheese Please," a new brand being developed by Dave Danhi, with a prototype launched at the Los Angeles International Airport in September 2016, which prototype is excluded from the acquisition contemplated by the IP Purchase Agreement. We also received a "Right of First Refusal" in the event of any subsequent sale of Danhi's 60% interest in Grilled Cheese Please. Except for the existing Los Angeles Airport location and future ventures associated with the Grilled Cheese Please where BCI will own at least 40%, Danhi will not be able to compete in any way with our business. In addition, Mr. Danhi has entered into a three-year employment agreement which will commence following the completion of the our expected initial public offering. Mr. Danhi is our Chief Creative Officer and we will pay him $100,000 per annum.

The Company's Products and/or Services

Our Channels

Our channels will offer a menu of grilled cheese sandwiches ranging from our "Plain and Simple Melts" to our signature melt, "The Cheesy Mac and Rib" that contains proprietary recipes of macaroni and cheese and pulled BBQ pork. In addition, our trucks will offer certain special melts including our "Fried Chicken and Waffle Melt" which are available on a limited basis. Our menu will also offer dessert melts, homemade tomato soup, Tater Tots and other potato specialties, specialty dipping sauces, our signature bread and butter pickles and an assortment of beverages. Our menu will be subject to seasonal menu changes to ensure the use of high quality and fresh ingredients and we plan to make custom menus available for our catering clients. The menus may also be modified based on the type and size of the location.

We believe that we will offer products that would be found in the gourmet food industry while maintaining menu prices that are average within the industry. We believe that it is this combination of a desirable product, exceptional customer service and competitive prices that will allow us to maintain repeat business from our customers.

Site Selection

We will strive to operate in high-traffic, high-visibility locations in each of our target markets in order to realize operating and marketing efficiencies and enhance brand awareness. With respect to our trucks, in addition to pedestrian traffic, when determining site location, we will consider the following factors: (i) direct requests for lunch and dinner stops from local businesses, (ii) direct requests for private caterings and (iii) direct requests for special food and gourmet food truck events.

We intend to operate in highly populated areas, including malls, airports, street corners for our food carts, at or near office buildings, in downtown and suburban centers and at or near local businesses that have heavy pedestrian street traffic. This mobility will further enable us to adapt in the event that there is a large festival, gathering or public event in a target market (such as an auto race, professional or college sporting event, event at a school or church or a movie premier) that could enable us to increase our sales.

We will also operate our trucks at private locations in connection with caterings for events such as birthdays, graduations, weddings, bar and bat mitzvahs, cast and crew caterings and other special events.

Truck Economics

With respect to our future planned franchise efforts (discussed in more detail below), the current anticipated average cost to obtain a Grilled Cheese Truck franchise is estimated to be under $35,000, or $25,000 for veterans. However, the $35,000 (or $25,000) cost does not include deposits to lease or rent a truck, an exterior wrap for the truck, a point of sale system, equipment, permits, uniforms and new staff training, which is estimated to be approximately $35,000 (such estimates will differ depending on location). In addition, each franchisee will be responsible for a royalty fee payable to us, currently anticipated at 8% of gross sales. There is no guarantee, however, that the royalty structure we ultimately establish will enable us or our franchisees to operate profitability under this model. We have not yet begun our franchising operations which are currently in development.

Based on our analysis, we estimated that a franchised truck will generate a national average of approximately $400,000 per year in gross revenues, before taking into account our franchise fee and royalty payments. We cannot guarantee that this estimate can be actualized.

Our expansion strategy is to add food carts and trucks in new markets and open brick and mortar retail locations, primarily owned by us, in new and existing markets. We intend to expand and generate revenue from additional company trucks, third-party license agreements at airports, stadiums, malls and other locations as well as through franchise revenues consisting primarily of royalties based on a percentage of sales reported by franchise revenue and franchise fees paid by franchisees. We are also planning the development of company operated "brick and mortar" grilled cheese stores, although we may also franchise some of the brick and mortar stores. However, we cannot provide any assurance or guarantee that we will be able to implement our expansion plan for food trucks and stores or collect any royalties based on a percentage of sales reported by licensees or franchisees.

Veteran Franchise Initiative

Our initial franchise marketing focus will be to provide franchise opportunities to military veterans. We will offer veterans a franchising fee of $25,000, a $10,000 discount from our regular franchising fee of $35,000, and we will assist prospective veteran franchisees in securing the financing necessary to acquire a franchise through the numerous financing services available to veterans.

We intend to begin operating trucks in new markets where we believe we can become a leading gourmet food truck in the area. Our intent is to develop our veteran training, management and ownership program, with the goal of having qualified veterans owning and operating Grilled Cheese Trucks. There are several obstacles that we will need to overcome in order to implement our expansion strategy including: (i) obtaining adequate financing, (ii) receiving legal approval for franchising in each respective state in which we seek to expand, (iii) building customer demand in new markets and (iv) streamlining our management and operations. We have not yet begun any legal franchising efforts.

Operations and Management

Our objective is to maintain quality and consistency in our operations through the careful training and supervision of personnel and the establishment of standards relating to gourmet grilled cheese preparation, maintenance of facilities and conduct of personnel. We will maintain financial and accounting controls for each of our operations through the use of central accounting and management information systems. Cash will be controlled through daily deposits of sales proceeds in local bank accounts.

The typical staff for one of our foods trucks and retail operations will consist of one manager and three to four hourly employees. Each employee will receive an initial 40 hours of training. We will seek to instill enthusiasm and dedication in our employees and will regularly solicit employee suggestions concerning operations. Our management will attempt to be responsive to employee concerns by conducting face to face meetings with personnel in each market.

A typical truck will perform 10 prescheduled stops per week. Typical weekday lunch hours of operation will be 11:30 a.m. to 2:00 p.m. and typical weekday dinner hours will be 6:00 p.m. to 8:30 p.m. Hours of operation on weekends will vary depending upon the types of scheduled stops. A typical weekend dinner shift will be able to serve customers as late as 12:00 a.m.

We will utilize a POS system at each retail or truck operation. Management recognizes the importance of efficient cash and accounting management systems and implementing an advanced point-of-sales (POS) platform that will work for both our company and future franchised outlets. In addition to quicker customer order process, this system will also streamline the financial reporting, cost of goods, performance metrics and finance processes. It will also track future franchised operations and remotely calculate and collect royalties, all in real time and on a daily basis.

Hub-and-Spoke

In certain markets we may utilize a hub-and-spoke business model. The hub will contain our kitchen and social media booking departments, as well as our operational supervision for each market. Each hub will service and support trucks within a 90-minute drive time radius from it. A typical hub will be able to support up to five high-volume trucks. In order to ensure the quality and consistency of our menu items, we will supervise and oversee the adherence to recipes, preparation and cooking procedures from our kitchens in the hubs.

Our regional food hub will be organized to actively manages the aggregation, distribution and marketing of source-identified food products primarily from local and regional producers, to strengthen our ability to satisfy client demand. This system is designed to increase transportation efficiencies, control quality and in-transit visibility and reduce truck travel and down-time.

The hub-and-spoke operating format has been deployed successfully for decades in transport, airlines, rail and public transit industries in the United States. The hub-and-spoke model is a distribution system of connections arranged around a center location, in which distribution moves along areas connected to the hub at the center. We believe the hub-and-spoke format is the most efficient operating model for multi-unit gourmet food truck operators.

We expect that our ability to grow new territories and to increase the scale of our operations will be driven by the increased economics of the hub-and-spoke system. We believe that the hub-and-spoke format can service more Company-operated and/or franchised trucks with a centralized (hub) location that manages the procurement and preparation of our products and quality control for each truck. We expect to utilize the hub-and-spoke system in each market that we enter from multiple locations depending on the size of the market being served.

Although we believe that the hub-and-spoke format can be scaled to facilitate our potential franchisees, given the preliminary stage of our company, we have not yet developed a full scale hub-and-spoke economic model applicable to our planned franchise business. As the franchise model is implemented, we will further explore and develop a hub-and-spoke model that is scalable to accommodate growth in our franchise operations.

Prospective franchisees will be responsible for all the costs associated with development of their franchises, including costs associated with implementing the hub-and-spoke model.

Our Products and Mr. Danhi

We will serve innovative gourmet grilled cheese melts that are made from seasonal ingredients. We believe that gourmet grilled cheese is the "new pizza." This iconic sandwich has been a beloved part of the American food culture since the early 1920s. Many Americans have grown up and continue to consume grilled cheese sandwiches as they are often considered a comfort food.

Our food offerings are the result of the creative energies of David Danhi, who is the founder and culinary force behind the Grilled Cheese Truck. Mr. Danhi has been engaged in the restaurant and food business for 30 years, with his melts appearing on numerous lists describing the best grilled cheese creations in the industry. Mr. Danhi was the Executive Chef at the Michelin star Water Grill restaurant in Los Angeles from 1996 to 1998. From 1990 to 1992, Mr. Danhi was Executive Chef at the Roxbury Supper club in Hollywood, California. Mr. Danhi has received numerous accolades including the Robert Mondovi Award of Culinary Excellence (naming him one of the country's top rising star chefs in 1994), best restaurant of the year in 1993 by numerous magazines including Bon Appétit, Esquire and Travel and Leisure, and best crab cakes in Los Angeles two years in a row.

Mr. Danhi's grilled cheese sandwiches have received numerous accolades and social media notoriety from times before we acquired the brand. These awards have been given by various entities that asked their followers to vote for their favorite food truck. Below are several of the articles to show the results of these awards:

- thedailymeal.com as one of Los Angeles 15 Best Foot Trucks of 2013 on July 15, 2013 (http://www.thedailymeal.com/los-angeles-s-15-best-food-trucks-2013);

- the latimes.com reader's choice as best food truck (http://www.latimes.com/custompublishing/readerschoice/restaurants/la-ss-readerschoice-grilledcheese-072429011,0,701450.story#axzz2lImZ93yB);

- the Los Angeles Hot List as number 1 food truck on LA Hot List 2011 (http://la.cityvoter.com/best/food-truck/food/los-angeles/2011);

- the 2013 number 1 people's choice award at the Grilled Cheese Invitational in April 2013 (http://grilledcheeseinvitational.com/?p=14250);

- relish.com as one of America's top 10 grilled cheese sandwiches on April 9, 2013 (http://relish.com/slideshows/americas-10-best-grilled-cheese-sandwiches-2/); and

- thedailymeal.com as one of the Sandwiches of the Week: America's Top 20 New Sandwiches on March 21, 2011 (http://www.thedailymeal.com/america-s-top-20-new-sandwiches?utm_source=Outbrain).

Franchise Business Model

We intend to commence preliminary operations as a franchisor (in addition to our operation as a purveyor of food) pursuant to a QSR or quick serve restaurant business model once we receive regulatory approval of our Franchise Disclosure Document. We anticipate the commencement of state filings of the Franchise Disclosure Document in May, 2017. Our franchise operations are still in development. As a franchisor, we expect to generate revenues through franchising fees, the sale of food and supplies to franchisees and continuous royalty payments by franchisees. Company guidelines will be placed on the geographic locations that trucks and food carts will be permitted to operate in. Additionally, our franchises will be required to comply with quality and customer service standards that we will develop internally.

A major component of our franchise marketing plan will be to initially focus on offering truck franchises to military veterans who are looking for opportunities as owners of small businesses characterized by a low capital entry cost, an established brand, geographic exclusivity and a universally appealing product line. We will offer veterans a discount to the franchise purchase price and we will assist prospective veteran franchisees in securing the financing necessary to acquire a franchise through the numerous financing services available to veterans.

Four Wheel - Mobile Grilled Cheese Truck

Franchisees will be required to pay an initial franchise fee and be required to rent or lease a pre-specified and fully equipped mobile food truck or food cart. Additionally, franchisees will pay a royalty to us based on revenue earned. Additional costs not included in the initial franchise fee include: truck or food cart costs, owner/operator training costs and related travel expense; initial inventory; grand opening expense; local business licenses and permits; home office business equipment and expenses; contributions to our advertising fund; and working capital reserves.

Besides the initial costs, there will also be franchise costs and ongoing expenses. We expect those costs will include:

- royalty payment based on a percentage of gross sales, currently estimated at 8%;

- cooperative ad fee based on a percentage of gross sales, currently estimated at 2%; and

- local advertising based on a percentage of gross sales.

Each franchisee will also be required to purchase certain ingredients and supplies from us at an expected profit to us. To reduce this cost to our franchisees, we will strategically place our commissaries, as part of our hub and spoke strategy, to minimize transportation costs associated with these ingredients and supplies. We do not believe that our markup on sales of food and supplies will cause the food prices to become overpriced.

Brick and Mortar - Fixed Location Grilled Cheese Truck Restaurants

In addition to the initial roll-out of mobile truck franchises and food carts, our plan includes our opening of company-owned brick and mortar, or fixed location stores. We are currently performing research and development for potential locations for our first such stores. We may also franchise these brick and mortar locations.

The Grilled Cheese Truck has developed innovative retail branding and design that we believe will provide measurable business results with brick and mortar locations that we open in the future. Our goal in opening fixed store locations will be centered on improving the customer experience. Our creative and strategically-driven brick and mortar design solutions will be offered in a variety of floor plans that currently include the following three layouts:

Layout one is for a self-sufficient Brick and Mortar retail location of approximately 2,000 square feet. This includes a well-designed kitchen which will support efficient, safe and profitable food preparation and consists of approximately 60 seats and slightly larger back kitchen and preparation area with adequate space for all of the necessary equipment, plus ample room for employees to work that can be utilized for both retail operations and to support truck operations. This layout can replace the need for a separate kitchen to fortify food storage and preparation for our mobile food truck solutions. This design will allow us to coordinate all operational and marketing requirements to seamlessly integrate them into the design, construction and operations.

Layout two is for a self-sufficient Brick and Mortar retail location of approximately 1,300 square feet. This includes a well-designed kitchen which will support efficient, safe and profitable food preparation and consists of approximately 60 seats. This layout would allow us to go into a smaller retail foot print and keep the lease and overhead costs down. A separate kitchen location may be utilized to fortify food storage and preparation for our food solutions.

Layout three is for retail locations of approximately 900 square feet, ideally designed for locations such as a mall food court, kiosk or other such locations that can utilize shared kitchen and storage facilities. This includes a well-designed layout which will support efficient, safe and profitable food preparation and position us to become a leading integrated food court provider delivering consistent quality products & excellent customer-focused service.

We anticipate that our first company-owned restaurant will serve as a springboard to open other fixed locations, some of which may be franchised, and to provide training for future operators of such company owned and franchised fixed locations. Franchisees will be required to pay an initial franchise fee and will be responsible for the purchase, lease or sublease of real property on terms suitable for the development of an approved Grilled Cheese Truck retail restaurant operation. Franchisees will also be responsible for payment of all improvement costs necessary to make such Grilled Cheese Truck restaurants suitable for operations. We anticipate that improvement costs, excluding the costs of the land and building, will be between $150,000 to $375,000 per location. Each franchisee will also be required to purchase certain ingredients and supplies from us at an expected profit to us. Additional costs to the Franchisee will include: owner/operator training costs and related travel expense, initial inventory, grand opening advertising and promotional marketing expense, local business licenses and permits, contributions to our advertising fund and working capital reserves.

Competition

The mobile food truck and restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We will compete for consumer dining dollars with national, regional and local (i) quick service restaurants that offer alternative menus, (ii) casual and "fast casual" restaurant chains, and (iii) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

We believe we can actively compete in the gourmet QSR industry because of our positive customer feedback, our large social media following, media attention and growth.

With respect to our trucks, our locations will vary depending on the city we are in or the time of day. There are times our trucks will be the only food venue at the location and times where we will compete with two to four other food trucks depending on the location. Further, there are times we will participate in "food truck lots" or events that will host multiple food trucks with numbers of participants ranging from two trucks to 70 trucks. The cuisine offerings from other trucks at these events, and in general, will vary tremendously, including but not limited to hamburgers, hot dogs, Asian food, Latin American food, European food and desserts.

As stated above, we will experience competition from a number of different sources. We consider our primary competition to be other local food trucks that compete for customers at our "planned" stops. Some of our primary competitors in the Los Angeles area will be Kogi (Korean/Mexican fusion), Cool Haus (gourmet ice cream sandwiches) and Cousin's Main Lobster (lobster rolls, etc.). Further, we consider other Quick Service Restaurants and "fast and casual" restaurant chains, such as McDonald's and Burger King, to be our direct competitors. No one competitor has a significant presence in any of our planned markets.

Supply Chain and Customer Base

We are committed to producing a delicious, quality, and consistent gourmet grilled cheese sandwich for each of our customers. In order to achieve this goal, we will carefully select our suppliers, control the quality of the food that we order and use and oversee food preparations.

We will purchase our ingredients primarily through various suppliers. We have long standing relationships with some of the most reputable food purveyors in the nation due to Messrs. Danhi's and Hodges' 30 years of experience as a professional chef and restaurant executive, respectively. Because of these relationships, we believe that we will not be dependent on any one supplier in order to carry out our business.

Customers and Marketing Strategies

Through our purchase of the Grilled Cheese Truck brand, we have acquired more than 100,000 total Grilled Cheese Truck followers using various social media channels including Facebook, Instagram and Twitter. This has translated to a fan-base of loyal followers that we expect, as with our predecessor, will result in long lines of customers at our trucks. This should also translate into requests for catering events for private parties (weddings, birthdays, bar mitzvahs) as well as numerous entertainment industry and promotional events, such as movie premieres, cast and crew feeds, new model releases for the automotive industry and the like. We expect that our customer base will consistently grow due to our planned social media presence, constant street presence and, hopefully, continued accolades and food industry awards.

We expect to enjoy success using social media as our primary marketing tool. With a base of more than 100,000 followers on varying sources of social media including Twitter, Facebook or Instagram, Grilled Cheese Truck followers will be able track our site locations, both fixed and mobile. We expect to become increasingly adept with our social media marketing, running campaigns to support new offerings or events. We believe that we will be an influential 'Tweeter' in Los Angeles and one of the most followed food truck brands on Facebook and Twitter. In fact, prior to our acquisition of the brand, the Grilled Cheese Truck was listed as the 3rd most influential 'Tweeter' in Los Angeles by WeFollow.com in 2011 and 3rd most influential food truck in 2011 by Klout.com.

With the help of social media, fans of the Grilled Cheese Truck will be able to find out where a truck will be at any moment and get up-to-the-minute updates on specials, new menu items and location changes. We believe these social media initiatives will be a major contributing factor to our success. In particular, we expect to successfully make our Twitter, Facebook and Instagram following into a direct sales tool, creating a business proposition for prospective franchise owners and licensees, as we believe these networks will drive sales and direct customers to our trucks' locations without the need for more traditional (and expensive) local advertising campaigns.

In addition to its social media activities, prior to our acquisition of the brand, the Grilled Cheese Truck gained national media attention following appearances and/or coverage from The Chew, The Rachel Ray Show, The Price is Right, ABC Channel 7 (top food truck in Los Angeles), NBC News, Fox News.com, USA Today, Los Angeles Times (best food truck in Los Angeles and Southern California), The Cooking Channel, Food & Wine (best grilled cheese in the U.S.), The Travel Channel, Klout.com (top 10 most influential food trucks - 2011), BBC Travel, MSN.com (the best food on wheels), and Zagat Guide. Additionally, many of the segments featuring the Grilled Cheese Truck continue to be re-aired regularly on the Food Network, the Cooking Channel, the Travel Channel and others. Prior to our acquisition of the brand, a representative of the Grilled Cheese Truck also had a presence at the SXSW conference as a speaker on a panel discussion about food truck expansion.

Intellectual Property and Research and Development

Our intellectual property consists of our copyrighted website content and social media pages on Facebook and Twitter. We have and will continue to file applications with the United States Patent and Trademark Office, or USPTO, to protect our intellectual property. As of the date hereof, we have obtained federal registration for certain trademarks and logos, including but not limited to "The Grilled Cheese Truck," "The Grilled Cheese Truck Stop," The Original Grilled Cheese Truck," "The Original Grilled Cheese Truck Stop", "GCT", "CHEESY MAC AND RIB MELT", "PEPPERBELLY MELT", "PLAIN AND SIMPLE MELT", "S'MORE MELT", "THE CHEESE MAC MELT", "THE FULLY LOADED", "YOU CANT SAY GRILLED CHEESE WITHOUT SMILING" and the "Reclining Girl Eating Sandwich Design" logo. We have additional trademark and logo applications pending with the USPTO and will continue to file additional applications to protect our intellectual property in the future.

As part of our ordinary course of business, and in conjunction with expanding our overall business plan, we will enter into license agreements with individuals or entities with respect to our intellectual property. Specifically, we will grant certain exclusive licensing rights regarding our intellectual property, including but not limited to trademarks, copyrights, know-how, trade secrets, software, patents, certain goods and services pertaining to our business, to entities in designated areas, whereby such individuals or entities will be entitled to the use of our intellectual property in connection with their use and sale of our products and our Grilled Cheese Truck brand name. In exchange for such licenses, we will receive specifically negotiated cash payments, royalty payments and/or equity interests in the licensees.

Real Property

The Company owns no real property. We currently sublease our executive office space in Miami, Florida from our affiliate, Trilogy Capital Group, LLC, at a cost of $2,000 per month. We also pay Trilogy Capital Group, LLC a fee of $10,000 a month for overhead and administrative expenses. The sublease and overhead expenses are currently being accrued and not paid on a current basis.

Governmental/Regulatory Approval and Compliance

As a manufacturer and distributor of food products, we are, and our future franchisees will be, subject to food safety regulations, including supervision by the United States Food and Drug Administration, which governs the manufacture, labeling, packaging and safety of food. In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat, high-calorie and high-sodium foods, particularly in the United States. Certain states, counties and municipalities, such as California, Vermont, New York City, New York and King County, Washington, have approved menu labeling legislation that requires restaurant chains to provide caloric information on menu boards. Additionally, menu labeling legislation has also been adopted on the federal level.

We are, and our future franchisees will be, subject to United States federal laws affecting the operation of our restaurants and our business. Each of our mobile food trucks must comply with licensing requirements and regulations by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the food truck is located. We are, and our future franchisees will be, subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers and financial information.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission and various state laws and similar foreign agencies. The rules of the Federal Trade Commission and those of a number of states in which we will be franchising regulate the sale of franchises and require registration of the franchise disclosure document with state authorities and the delivery of a franchise disclosure document to prospective franchisees. We may operate under exemptions from registration in several of these states where and when applicable. These state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

The Franchise Disclosure Requirement

Under the Federal Trade Commission's franchise rule, franchisors must provide prospective franchisees with certain information regarding the franchise. The franchise rule specifies the form and content of the disclosures a franchisor must give. The disclosures are shown in a franchise disclosure document. The franchise rule also specifies the timing of delivery of the franchise disclosure document. As of the date of this annual report, we have not yet prepared a franchise disclosure document.

The franchise disclosure document must disclose facts about the franchisor, the franchise transaction, and the franchise documents, including:

- a description of the franchisor and any parents, predecessors, and affiliates;

- profiles of key management and staff personnel, and their business experience;

- the franchisor's litigation and bankruptcy history;

- initial and ongoing fees required to operate the franchised business;

- the amount of the franchisee's initial investment;

- restrictions on the franchisee's purchases of goods and services;

- the franchisee's obligations;

- financing, if any, that the franchisor may offer prospective franchisees;

- assistance the franchisor provides;

- the parties' territorial rights and obligations;

- the intellectual property, like trademarks and copyrights, associated with the franchise;

- renewal and termination provisions;

- information about franchised and company-owned outlets; and

- audited financial statements.

There are some exemptions where the franchisor does not have to comply with the franchise rule when selling a franchise. These exemptions include:

- Minimum payment exemption - where required payments to a franchisor total less than $500 during the first six months of operation;

- Fractional franchise exemption - where the franchisee's management already has experience in the business being franchised and the sales of the franchise will be 20% or less of the franchisee's revenues;

- Large franchise investment exemption - where the investment in the franchise is at least $1 million, excluding the cost of land and franchisor-provided financing; and

- Large franchisee exemption - where the franchisee is likely to be a particularly sophisticated business operator.

State Franchise Laws

While every franchise business is subject to the franchise rules laid out by the Federal Trade Commission, franchises are also subject to state franchise laws and regulations. While the Federal Trade Commission franchise rule is aimed at all types of franchises, many state regulations are industry-specific. Further, franchise law is not a completely separate body of law, since it also involves other state laws such as trademark, intellectual property, and commercial laws. This means that there can be many different nuances between franchise laws from state to state.

Some states have comprehensive franchise regulations. The franchise laws in these states usually require the franchisor to register with the state government. While the Federal Trade Commission rule states that a franchise disclosure document must be given to the franchisee, many states with comprehensive franchise laws will have further rules on what must be provided to a potential franchisee. Various states may also require the franchisor to file the necessary documents with the state. States with comprehensive franchise laws will also generally review the franchisor's financial information as well as any documents it plans to give to a potential franchisee.

A primary intention of these high-regulation states is to reduce fraudulent business practices. A state can deny the registration of a franchise business if it determines that franchise documents contain false or misleading information. These states may also deny registration if there are circumstances in which selling the franchise would be deceptive in some manner. The Federal Trade Commission website has information about which states currently have registration or notice requirements.

There are other various franchise laws that apply in certain states. Many states have laws that regulate the relationship between the franchisor and the franchisee, called franchise relationship laws. These relationship laws typically require, for example, that the franchisor have "good cause" in order to refuse to renew a franchise contract with the franchisee.

Environmental Regulations

We are also subject to various federal, state and local environmental regulations. Various laws concerning the handling, storage and disposal of hazardous materials and restaurant waste and the operation of restaurants and food trucks in environmentally sensitive locations may impact aspects of our operations; however, compliance with applicable environmental regulations is not believed to have a material effect on capital expenditures, financial condition, results of operations, or our competitive position. Increased focus by United States governmental authorities on environmental matters is likely to lead to new governmental initiatives, particularly in the area of climate change. To the extent that these initiatives caused an increase in our supplies or distribution costs, they may impact our business both directly and indirectly.

Litigation

None

Other

The Company's principal address is 990 Biscayne Blvd., Suite 401, Miami, FL 33132.

The Company's telephone number is 786.749.1221.

The Company will initially conduct its business in the Los Angeles and New York areas and expects to subsequently expand operations nationwide.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

We have a limited operating history on which to evaluate our potential and determine if we will be able to execute our business plan.
We were formed in September 2016 and acquired the world-wide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks on October 4, 2016. We plan to operate mobile food trucks throughout the

United States and, eventually, internationally, and we plan to expand operations to include kiosks, physical restaurants, and other food delivery operations that are either company owned or franchised. Consequently, our historical results of operations do not provide an accurate indication of our future operations or prospects. Investment in our securities should be considered in light of the risks and difficulties we will encounter as we attempt to penetrate the food truck and fast casual restaurant industry.

In addition, we cannot guarantee that we will be able to achieve our expansion goals or that new food delivery operations will generate sufficient revenues or be operated profitably. Our ability to expand will depend on a number of factors, many of which are beyond our control. These risks may include, but are not limited to:

- locating suitable sites in new and existing markets;

- recruiting, training and retaining qualified corporate personnel and management;

- attracting and retaining qualified employees;

- cost effective and timely planning, design and delivery;

- obtaining and maintaining required local, state and federal governmental approvals and permits;

- creating customer awareness of our brands in new markets;

- competition in our markets; and

- general economic conditions.

If we are unable to expand our mobile food truck concept, our potential for growth and our results of operations could be harmed significantly.
A critical factor in our future viability will be our ability to expand our mobile food truck concept. Our growth plans contemplate acquiring a number of additional mobile food trucks in future months and years, as well as expansion to kiosks, physical restaurants, and other food delivery operations that are either company owned or franchised. If we do not open and operate new mobile food trucks and other food delivery operations, our growth and results of operations could be harmed significantly. Our ability to access and open new mobile food trucks and other food delivery operations in a timely manner and operate them profitably depends upon a number of factors, many of which are beyond our control, including the following:

- our ability to generate or raise the capital necessary to acquire and open new locations;

- the availability of suitable locations, our ability to compete effectively for those locations, and enter into agreements or obtain permits for such locations on acceptable terms;

- obtaining and maintaining required local, state and federal governmental approvals and permits;

- labor shortages or disputes; and

- unforeseen engineering or environmental problems with the premises.

Our future growth plans depend in large part on our ability to identify, attract and retain qualified franchisees and to manage our proposed franchise business.
We expect to grow our business through the franchising of our mobile food truck concept. As a result, our future growth will depend on our ability to attract and retain qualified franchisees, the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing, and the franchisees' ability to timely develop mobile food trucks and other food delivery operations. We may not be able to recruit franchisees that have the business abilities or financial resources necessary to open operations on schedule, or at all, or who will conduct operations in a manner consistent with our concept and standards. Also, our franchisees may not be able to operate mobile food trucks and other food delivery operations in a profitable manner.

In addition, Federal Trade Commission rules require us to furnish prospective franchisees with a franchise disclosure document containing prescribed information before entering into a binding agreement or accepting any payment for the franchise. Many other states also have state franchise sales or business opportunity laws which require us to add to the federal disclosure document additional state-specific disclosures and to register our offering with a state agency before we may offer our franchises for locations in the state or to state residents. We will have to file and receive approval of our franchise disclosure document before we can sell franchises. Applicable laws in states provide state examiners with discretion to disapprove registration applications based on a number of factors. There can be no assurance that we will be successful in obtaining registration in all states or be able to continue to comply with these regulations, which could have a material adverse effect on our business and results of operations.

Finally, our future franchise operations will be dependent upon our ability to:

- develop, maintain and enhance our "Grilled Cheese Truck" brand;

- maintain satisfactory relations with our franchisees who may, in certain instances, have interests adverse to our interests;

- monitor and audit the reports and payments received from franchisees; and

- comply with applicable franchising laws, rules and regulations.

The viability of our new business model is dependent on a number of factors that are not within our control.
The viability of our company-owned and potential franchised food delivery operations are, and will continue to be, subject to a number of factors that are not within our control, including:

- changes in consumer tastes;

- national, regional and local economic conditions;

- traffic patterns in the venues in which we and our franchisees will operate;

- discretionary spending priorities;

- demographic trends;

- consumer confidence in food quality, handling and safety;

- consumer confidence in the venues in which we and our franchisees will operate;

- weather conditions; and

- the type, number and location of competing mobile food trucks or restaurants.

Our inability to manage our growth could impede our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies, which would have a negative impact on our revenues and results of operation.
Our business plan is to grow rapidly by opening new mobile food trucks, expanding upon the locations that our food trucks service, opening kiosks, physical restaurants, and other food delivery operations and beginning franchising operations. Our planned growth will require us to:

- significantly improve or replace our existing managerial, operational and financial systems, procedures and controls;

- begin compliance with complex rules and regulations relating to franchising;

- manage the coordination between our various corporate functions, including accounting, legal, accounts payable and receivable, and marketing and development;

- manage, train, motivate and maintain a growing employee base; and

- manage our relationships with franchisees.

In addition, our expansion plans will likely require us to:

- make significant capital investments;

- devote significant management time and effort;

- develop budgets for, and monitor, food, beverage, labor, occupancy and other costs at levels that will produce profitable operations; and

- as applicable, budget and monitor the cost of future capital investments.

The time and costs to effectuate these steps may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. As a result, it may become more difficult to both implement more sophisticated managerial, operational and financial systems, procedures and controls and to train and manage the personnel necessary to implement these functions. We cannot assure you that we will institute, in a timely manner or at all, the improvements to our managerial, operational and financial systems, procedures and controls necessary to support our anticipated increased levels of operations and to coordinate our various corporate functions.

Our expansion into new markets may present increased risks due to our unfamiliarity with the geographic area.
As a part of our expansion strategy, we expect that we will be operating in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns. In addition, any new food delivery operations may take several months to reach budgeted operating levels due to problems associated with new operations, including lack of market awareness, inability to hire sufficient staff and other factors. Although we will attempt to mitigate these factors by thoroughly researching potential markets and paying careful attention to training and staffing needs, there can be no assurance that we will be able to operate new food delivery operations in new geographic areas on a profitable basis.

Fluctuations in the cost, availability and quality of our raw ingredients may affect our business, reputation and financial results.
The cost, availability and quality of the ingredients that we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over changes in the price and quality of commodities since we typically do not enter into long-term pricing agreements for our ingredients. We may not be able to pass through any future cost increases by increasing menu prices. We are, and our potential franchisees will be, dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. This could dramatically increase the price of certain menu items which could decrease sales of those items or could force us to eliminate those items from our menus entirely. All of these factors could adversely affect our business, reputation and financial results.

Our ability to maintain local, state and national licenses and permits could adversely affect our financial results and restrict our ability to grow.
We must obtain a food service license from local health authorities as well as other related permits from local and national authorities in order to operate our food delivery operations. Obtaining and maintaining these permits and licenses is an imperative component of our operations and there can be no assurance that we will remain in compliance with applicable laws or licenses that we have or will obtain. The failure to obtain or maintain our food service licenses and other required licenses, permits and approvals could result in our loss of licenses and would adversely affect our financial results and could impact our growth strategy.

Government regulations affecting franchising could restrict our ability to grow.
We will be subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a franchisor-franchisee relationship. We are also subject to various other federal, state and local laws, rules and regulations affecting our business, and our future franchisees will be subject to these laws, rules and regulations as well. Each of our food delivery operations and those owned by our future franchisees will be subject to a variety of licensing and governmental regulatory provisions relating to wholesomeness of food, sanitation, health and safety. Difficulties in obtaining, or the failure to obtain, required licenses or approvals by our franchisees can delay or prevent the opening of new food delivery operations in any particular area. Furthermore, there can be no assurance that our franchisees will remain in compliance with applicable laws or licenses that such franchisees will obtain, the failure of which could result in the loss of licenses which would adversely affect our growth strategy.

Our future success is dependent, in part, on the performance and continued services of David Danhi and Algie Hodges, our Chief Creative Officer and Chief Executive Officer, respectively.
We will be dependent to a great extent upon the experience, abilities and continued services of David Danhi and Algie Hodges. Mr. Danhi became our Chief Creative Officer and Mr. Hodges became our Chief Executive Officer effective January 1, 2017. The loss of either of their services could have a material adverse effect on our business, financial condition and results of operation.

Our success will rely on consumers purchasing our products. Changes in consumer preferences and market conditions may affect our ability to be profitable.

Our operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service relating to any indebtedness that we may incur in the future and principal reduction payments relating to any such indebtedness, and general economic conditions. There is no assurance that we will be successful in marketing any of our products, or that the revenues from the sale of such products will be significant. Consequently, our revenues may vary by quarter, and our operating results may experience fluctuations.

Our success will depend on our ability to compete with our major competitors, many of which have greater resources than us.

The mobile food truck and fast casual restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We will compete for consumer dining dollars with national, regional and local (1) quick service restaurants that offer alternative menus, (2) casual and "fast casual" restaurant chains, and (3) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

Our ability to compete will depend on the success of our plans to improve existing products, to develop and roll-out new products and product line extensions, to expand the number of trucks/franchises, to effectively respond to consumer preferences and to manage the complexity of our restaurant operations as well as the impact of our competitors' actions. Some of our competitors have substantially greater financial resources, higher revenues and greater economies of scale than we do. These advantages may allow them to (1) react to changes in pricing and marketing more quickly and more effectively than we can, (2) rapidly expand new product introductions, and (3) spend significantly more on advertising, marketing and other promotional activities than we do, all of which may give them a competitive advantage. Such competition may further adversely affect our revenues and profits by reducing our revenues and royalty payments from franchise restaurants.

Our business plan depends on our ability to successfully integrate and manage our future franchise operations.

Our business plan relies on the substantial expansion of our business through the franchising of mobile food trucks, kiosks, physical restaurants, and other food delivery operations. However, we lack prior experience with establishing and managing franchise operations. The success of our franchises depends upon, among other things, the skills and business acumen of our franchisees, the identification of suitable locations, the effective management of those franchises' locations, and our managerial and administrative resources. Our future success will depend on our ability to operate and oversee a significant number of franchise locations.

We will not be able to exercise control over the day-to-day operations of our franchised locations. While we will try to ensure that franchised locations meet the same operating standards that we demand of Company operated locations, one or more franchised locations may not do so. Any operational shortcomings of our franchised locations are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the franchised royalty revenues we receive from those locations.

Economic conditions may adversely affect consumer discretionary spending which could negatively impact our business and operating results.

We believe that our sales, customer traffic and profitability are strongly correlated to consumer discretionary spending, which is influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, increased energy prices, inflation, foreclosures, rising interest rates or other cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer spending for dining occasions.

Our franchise business model presents a number of disadvantages and risks.

We intend to have a high percentage of franchise operations, and we expect the number of franchises to increase as we continue to implement our growth plans. Our franchised business model presents a number of drawbacks, such as our limited influence over franchisees and reliance on franchisees to implement major initiatives, limited ability to facilitate changes in restaurant ownership, limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings and inability or unwillingness of franchisees to participate in our strategic initiatives.

Our principal competitors may have greater influence over their respective systems than we do because of their significantly higher number of restaurants and, as a result, they may have a greater ability to implement operational initiatives and business strategies, including their marketing and advertising programs.

Franchisee support of our marketing and advertising programs will be critical for our success.
The support of our franchisees will be critical for the success of our marketing programs and any new capital intensive or other strategic initiatives we seek to undertake, and the successful execution of these initiatives will depend on our ability to maintain alignment with our franchisees. While we can mandate certain strategic initiatives through enforcement of franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. In addition, our efforts to build alignment with franchisees may result in a delay in the implementation of our marketing and advertising programs and other key initiatives. Our franchisees may not continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives could adversely affect our ability to implement our business strategy and could materially harm our business, results of operations and financial condition.

Increases in the cost of food, paper products and energy could harm our profitability and operating results.
Our profitability will depend in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices could adversely affect our operating results. Increases in commodity prices could result in higher operating costs, and the highly competitive nature of our industry may limit our ability to pass increased costs on to our customers.

Increases in energy costs, principally fuel, could adversely affect our operating margins and our financial results if we choose not to pass, or cannot pass, these increased costs to our customers. In addition, our distributors purchase gasoline needed to transport food and other supplies to us. Any significant increases in energy costs could result in the imposition of fuel surcharges by our distributors that could adversely affect our operating margins and financial results if we chose not to pass, or cannot pass, these increased costs to our customers.

Increases in labor costs could slow our growth or harm our business.
We will operate a labor intensive business. Consequently, our success will depend in part upon our ability to manage our labor costs and its impact on our margins. We will seek to minimize the long-term trend toward higher wages in both mature and developing markets through increases in labor efficiencies. However, we may not be successful in this regard.

Furthermore, we must attract, motivate and retain employees with the qualifications to succeed in our industry and the motivation to apply our core service philosophy. If we are unable to recruit and retain sufficiently qualified managers or to motivate our employees to sustain our service levels, our business and our growth could be adversely affected. Despite current economic conditions, attracting and retaining qualified managers and employees remains challenging and our inability to meet these challenges could require us to pay higher wages and/or additional costs associated with high turnover. In addition, increases in the minimum wage or labor regulations and the potential impact of union organizing efforts in the different states within the United States in which we operate could increase our labor costs. Additional labor costs could adversely affect our margins.

Our operating results depend on the effectiveness of our marketing and advertising programs.
We expect that our revenues will be heavily influenced by brand marketing and advertising utilizing social media. Our marketing and advertising programs may not be successful, which may lead us to fail to attract new customers and retain existing customers. If our marketing and advertising programs are unsuccessful, our results of operations could be materially and adversely affected. Moreover, because we expect that franchisees and restaurants will contribute to our advertising fund based on a percentage of our gross sales, our advertising fund expenditures will be dependent upon sales volumes system-wide. If system-wide sales decline, there will be a reduced amount available for our marketing and advertising programs.

Our inability to protect our trademarks may prevent us from successfully marketing our business and competing effectively.
Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks,

could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks, to be of considerable value and importance to our business and our success. We will rely on a combination of trademark, trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that these steps to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademark, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands.

Food safety and food-borne illness concerns may have an adverse effect on our business.
Food safety will be a top priority, and we will dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as pathogenic E. coli, bovine spongiform encephalopathy or "mad cow disease," hepatitis A, salmonella, and other food safety issues have occurred in the food industry in the past, and could occur in the future. Furthermore, our reliance on third-party food suppliers and distributors will increase the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single location. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad cow disease, which could give rise to claims or allegations on a retroactive basis. Any report or publicity linking us or one of our franchisees to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. Outbreaks of disease, as well as influenza, could reduce traffic. If our customers become ill from food-borne illnesses, we could also be forced to temporarily suspend truck stops. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally.

The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain, significantly increase our costs and/or lower margins for us and our franchisees. In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations of restaurant chains in the quick service restaurant segment and could affect us in the future as well.

Our sales and reputation may be affected by product liability claims, litigation or adverse publicity.
The sale of products for human consumption involves an inherent risk of injury to consumers. We will face risks associated with product liability claims or litigation if our products cause injury. Our products will be subject to product tampering, and to contamination risks, such as mold, bacteria, insects, and other pests, and off-flavor contamination. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims. We cannot predict what impact such product liability claims or resulting negative publicity would have on our business or on our brand image. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the loss of certain licenses or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation. Adverse publicity could result in a loss of consumer confidence in our products.

Our results can be adversely affected by unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events.
Unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events, can adversely impact our sales. Natural disasters such as earthquakes, hurricanes, and severe adverse weather conditions, can keep customers in the affected area from dining out and result in adversely affecting our sales. Because a significant

portion of our operating costs will be fixed or semi-fixed in nature, the loss of sales during these periods would hurt our operating margins and could result in operating losses.

Shortages or interruptions in the availability and delivery of food, beverages and other supplies may increase costs or reduce revenues.

We will be dependent upon third parties to make frequent deliveries of perishable food products that meet our specifications. Shortages or interruptions in the supply of food items and other supplies could adversely affect the availability, quality and cost of items we buy and our operations. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to our operations.

Our distributors will operate in a competitive and low-margin business environment. If one of our principal distributors is in financial distress and therefore unable to continue to supply us and our franchisees with needed products, we may need to take steps to ensure the continued supply of products in the affected markets, which could result in increased costs to distribute needed products. If a principal distributor or our franchisees fails to meet its service requirements for any reason, it could lead to a disruption of service or supply until a new distributor is engaged, which could have an adverse effect on our business.

Risks Related to our Securities

Our ability to repay the Notes will depend upon our ability to generate revenues.

On March 31, 2017, we completed our 2017 Notes Offering (defined below) in which we sold $184,363 in principal amount of the Notes (defined below). Our ability to pay interest on the Notes will depend in significant part on generating revenues in our business. Unless and until we generate revenues, our only source of funds to pay interest on the Notes will be from the issuance and sale of the Notes or funding we may obtain from other sources (and we have no commitments for other funding). We do not intend to establish an interest reserve with a portion of the proceeds of the sale of Notes in the 2017 Notes Offering, and holders of the Notes have no assurance that we will have funds to pay interest.

The Notes will be effectively subordinate to any of our debt that is secured.

The Notes are unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Notes only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Notes will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. Except as otherwise indicated in this annual report, while we have no other material debt as of December 31, 2016, the Notes do no prohibit us from additional borrowings (secured or unsecured).

Holders of the Notes have not received equity in the Company and will have no voting rights or control over the business and operations of the Company until the Notes are converted.

The Notes are subject to automatic conversion. In the event we consummate, prior to the maturity date, an equity financing pursuant to which we sell our common stock, preferred stock or other equity or equity-linked securities, with an aggregate sales price of not less than $3 million, excluding any and all indebtedness under the Notes that is converted into such equity securities, and with the principal purpose of raising capital, then the outstanding principal and accrued interest of the Notes will be automatically converted into such equity securities at a conversion price equal to the lower of (a) 80% of the per share price paid by the investors in such equity financing (i.e., a 20% discount) or (b) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the investors. We refer to this equity financing as a "Qualified Financing."

There can be no assurance that we will be able to complete a Qualified Financing. Until the Notes are converted, the Noteholders will be creditors of our company and will not have any of the rights associated with owning an equity interest in an enterprise. Specifically, Note holders will not be entitled to any distribution of profits from the Company.

There are no limitations on our ability to make compensatory or other payments to our directors and officers (or their affiliates) or to make distributions to our stockholders.
The Notes contain no limitations on our ability to compensate our directors or officers or to make distributions to our stockholders. Compensation and distribution payments will reduce our funds available to pay interest on the Notes or to repay the Notes at maturity.

The Company is owned by a small number of owners.
Prior to the closing of the 2017 Notes Offering, the Company's current owners of 20% or more beneficially own up to 89.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from the holders of the Notes. For example, these owners may support proposals and actions with which holders of the Notes may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Holders of the Notes are not be entitled to any inspection or information rights other than those required by Regulation CF.
Holders of the Notes do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put holders of the Notes at a disadvantage in general and with respect to other of our security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfonso J. Cervantes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chairman and Director, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman and CEO at Trilogy Capital Group, LLC, July 2014 to present; Executive Chairman at Massive Direct, Inc., January 5, 2016 to present; Chairman and CEO at Trilogy Capital Partners, Inc., December 2002 to July 2014; President and Vice Chairman at Staffing 360 Solutions, Inc.. March 2012 to December 2014

Name
Algie Hodges

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director at The Grilled Cheese Truck, Inc., January 2015 to May 2016; Vice President of Domestic and International Operations at Smoothie King Franchise, Inc., October 2013 to October 2014; Vice President of Food and Beverage at Mapco Mart Express, June 2013 to October 2013; Vice President of Operations at Fazoli's System Management, Inc., September 2011 to December 2013.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfonso J. Cervantes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chairman and Director, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman and CEO at Trilogy Capital Group, LLC, July 2014 to present; Executive Chairman at Massive Direct, Inc., January 5, 2016 to present; Executive Vice Chairman of Bonne Santé Group, Inc., February 7, 2017 to present; Chairman and CEO at Trilogy Capital Partners, Inc., December 2002 to July 2014; President and Vice Chairman at Staffing 360 Solutions, Inc.. March 2012 to December 2014.

Name
Algie Hodges

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, and Director, all positions effective as of January 1, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director at The Grilled Cheese Truck, Inc., January 2015 to May 2016; Vice President of Domestic and International Operations at Smoothie King Franchise, Inc., October 2013 to October 2014; Vice President of Food and Beverage at Mapco Mart Express, June 2013 to October 2013; Vice President of Operations at Fazoli's System Management, Inc., September 2011 to December 2013.

Name
David Danhi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer, effective as of January 1, 2017.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Creative Officer at The Grilled Cheese Truck, Inc., September 2013 to June 2016; Director at The Grilled Cheese Truck, Inc., October 2012 to June 2016; Chief Executive Officer at The Grilled Cheese Truck, Inc., October 2012 to September 2013.

Name
Ronald Scott

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Chief Operating Officer at Trilogy Capital Group, LLC, January 2016 to present; Chief Financial Officer at Massive Direct, Inc., May 2016 to present; Chief Financial Officer and Director at Luvu Brands, Inc., 2006 to 2017.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors; provided, however that a sale of all or substantially all of the Company's assets would also require the approval of stockholders holding a majority of the outstanding shares of common stock of the Company.
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution or liquidation of the Company	Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five (5) employees, two (2) in Florida, one (1) in California, one (1) part-time in Georgia and one (1) part-time in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

Immediately prior to the date hereof, the Company will have issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	2,798,000
Voting Rights	The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes	Not applicable
Percentage ownership of the company by holders of the Notes (assuming conversion if convertible securities)	The percentage of ownership is not determinable at this time. See "*Our Securities - The 2017 Notes Offering – Conversion*" below.

The Company has indebtedness for borrowed money in the amount of $160,000 in corporate notes that it sold in 2016, that bear interest at 15% per year and mature on December 31, 2017 (the "2016 Bridge Notes"). Under certain circumstances, in addition to repayment of the 2016 bridge Notes, holders of the 2016 Bridge Notes will be entitled to receive equities securities in an amount equal to the principal amount of the 2016 Bridge Notes plus accrued but unpaid interest. For a discussion of the terms of these potential equity securities issuances, see "*Our Securities – The 2016 Bridge Note Offering*" below.

As a result of the completion on March 31, 2017 of our Regulation CF offering on the Democracy VC MicroVentures crowdfunding platform, we have $184,363 in principal amount of our Notes outstanding. The Notes will automatically convert into shares of our common stock under certain circumstances. For a discussion of the terms of conversion for the Notes, see "*Our Securities – Principal Terms of the Notes – The Notes – Conversion*" below.

The Company currently has one warrant outstanding to purchase shares of its common stock. For a discussion of the terms of this warrant and the number of shares of Company common stock issuable upon exercise of this warrant, see "*Our Securities – Warrants to Purchase our Common Stock*" below.

Ownership

The Company is currently owned by four persons.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own as of the date hereof.

Name	Percentage Owned
Trilogy Capital Group, LLC*	64.33%
David Danhi	25.02%

*Alfonso J. Cervantes is the Chairman and Chief Executive Officer of Trilogy Capital Group, LLC and has voting and dispositive power over the securities held by it. Mr. Cervantes disclaims beneficial ownership of such securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

From Inception on September 16, 2016 through December 31, 2016.

During the period from September 16, 2016 (inception) through December 31, 2016, we have had minimal operations and have devoted most of our efforts to developing our business plan, attempting to raise capital, and establishing an accounting system and other administrative functions. We have generated no revenue and incurred $91,749 in losses since inception.

Liquidity and Capital Resources

As of December 31, 2016, we had $42,549 in cash and our total assets were $390,171. Further, we had no external credit facilities (i.e. bank loans, revolving lines of credit, etc.), nor do we anticipate obtaining any external credit facilities in the immediate future.

We expect to incur continued losses over the next 12 months, possibly even longer. As of December 31, 2016, we had $42,549 in cash and a working capital deficit of $384,037. We believe that we need at least $2,600,000 to meet our projected working capital and operational requirements over the next 12 months. Our intention is to obtain this money through offerings of our securities.

Between October and December 2016, the Company sold $160,000 in principal amount of the 2016 Bridge Notes. We used the net proceeds from the sale of the 2016 Bridge Notes for working capital purposes.

On March 31, 2017, we completed our 2017 Notes Offering (defined below) of convertible promissory notes in which we sold $184,363 in principal amount of the Notes. We will apply the net proceeds from the 2017 Notes Offering towards working capital requirements.

Without limiting our available options, future financings will most likely be through the sale of additional debt securities on similar or identical terms to those of the Notes or the sale of common stock in our company. It is possible that we could also offer warrants, options and/or rights in conjunction with any future issuances of our common stock or debt securities. However, we can give no assurance that financing will be available to us, and if available to us, in amounts or on terms acceptable to us. If we cannot secure adequate financing through these offerings or through alternative sources, we may be forced to cease operations and you will lose your entire investment.

The Company does not have any other indebtedness.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

OUR SECURITIES

The 2017 Notes Offering

The Company offered and sold its convertible promissory notes (the "Notes") in a private placement offering which terminated on March 31, 2017 (the "2017 Notes Offering") and which was exempt from the registration requirements of the Securities Act pursuant to Regulation CF thereunder. In the 2017 Notes Offering, the Company offered up to $1,000,000 in principal amount of the Notes, with a minimum required amount to close of $50,000. The 2017 Notes Offering terminated on March 31, 2017, with the company having sold $184,363 in principal amount of the Notes.

The 2017 Notes Offering was made through First Democracy VC ("First Democracy"), a crowdfunding portal registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, on First Democracy's MicroVentures website platform.

The Company paid First Democracy the following compensation in connection with the 2017 Notes Offering: a seven percent (7%) cash commission on the aggregate principal amount of the Notes sold, for a total of $12,905.41, and a ten (10) year warrant to purchase Notes in a principal amount equal to 2% (two percent) of the aggregate principal amount of the Notes sold in the 2017 Notes Offering, or a principal amount of $3,687.26.

Net proceeds of the 2017 Notes Offering are being used by the Company for working capital purposes.

Principal Terms of the Notes

Interest and Maturity
The Company will pay simple interest on the outstanding principal amount of the Notes from the date of issuance until payment in full, which interest shall be payable at the rate of 15% per annum or the maximum rate permissible by law, whichever is less. Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Unless the Notes have been previously converted, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the December 31, 2019 (the "Maturity Date"). The Company may not prepay the Notes prior to the Maturity Date, nor may it amend or modify any term of the Notes, without the consent of the holders of a majority (by unpaid principal amount) of the Notes.

Security; Subordination; Default
The Notes are not secured. The Notes would become subordinate to any secured debt that the company incurs in the future. The Notes provide for standard events of default such the Company's failure to pay principal and/or interest on the Notes voluntary or involuntary bankruptcy proceedings of the Company. The Notes do not contain restrictive covenants which would inhibit the Company's ability to take certain actions. The Notes have no voting rights. The Notes do not contain restrictive covenants which would inhibit the Company's ability to take certain actions.

Conversion
In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors on or before the date of the repayment in full of the Notes in a Qualified Financing, then the outstanding principal and accrued interest of the Notes shall be automatically converted into such Equity Securities at a conversion price equal to the lower of (a) 80% of the per share price paid by the investors in the Qualified Financing (i.e., a 20% discount) or (b) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the investors in the Equity Securities. "Equity Securities" means the Company's common stock or preferred stock or any securities conferring the right to purchase the Company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without

additional consideration), the Company's common stock or preferred stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of issuance of the Notes.

Anti-Dilution Rights

The Notes convert at a 20% discount to the valuation paid by investors in the next equity financing in which the Company raises at least $3 million, excluding the conversion of the Notes. This discount to the next round provides the investors with protection against anti-dilution in connection with the next equity financing round. However, thereafter, the holders of the Notes would not have any anti-dilution protection unless the securities sold in the next equity financing round contain anti-dilution provisions. We do not know at this point whether the securities that will be sold in the next equity financing round will contain anti-dilution protection or not. This means that future equity financings will dilute the ownership percentage that the holders of the Notes may eventually have in the Company.

Restrictions on Transfer

The Notes may not be transferred by any Holder of the Notes during the one-year holding period beginning when the Notes were issued, unless such Notes are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an offering (an "IPO") registered with the SEC or 4) to a member of the family of the holder of the Notes or the equivalent, to a trust controlled by such holder, to a trust created for the benefit of a member of the family of such holder or the equivalent, or in connection with the death or divorce of such holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Notes or any securities into which they are convertible, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

*Other Material Te**rms*

- The Company does not have the right to repurchase the Notes.

- The stated return on the principal invested is 15% and the Notes have a maturity date of December 31, 2019. There is no guaranty that you will receive a 15% return or that you will not lose your entire investment.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Notes because the amount of capital stock to be issued is based on the occurrence of future events.

The 2016 Bridge Notes Offering

Between October and December 2016, the Company sold $160,000 in principal amount of the 2016 Bridge Notes. In the event the Company consummates, prior to December 31, 2017, an equity financing pursuant to which it sells its common stock, preferred stock or other equity or equity-linked securities with an aggregate sales price of not less than $2 million, then all principal under the 2016 Bridge Notes and accrued but unpaid interest thereon will be repaid from the proceeds of such equity financing. Concurrent with the repayment of accrued interest and principal, the Company will issue to the holders of the 2016 Bridge Notes a number of securities of the type that were sold in such equity financing that is equal to the quotient of (a) the aggregate amount of principal of the 2016 Bridge Notes plus accrued, but unpaid, interest thereon that is then outstanding divided by (b) the price per share paid by investors for the securities purchased in such equity financing.

Interest on the principal amount of the 2016 Bridge Notes accrues at the rate of 15% per annum (computed on a 365 day year). Commencing on December 31, 2016, the Company began to make quarterly interest payments, which are due within 30 days following the end of each calendar quarter. One of the investors in the 2016 Bridge Notes has agreed to defer the receipt of interest payments.

The 2016 Bridge Notes were offered and sold to a limited number of investors in a private placement exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act. The Company used the funds raised from sale of the 2016 Bridge Notes for working capital purposes.

Our Common Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

As of the date hereof, we had issued and outstanding 2,798,000 shares of our common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Apart from preferences that may be applicable to any holders of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, ratably as may be declared from time to time by the Board out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Warrants to Purchase our Common Stock

On October 4, 2016, the Company issued to a service provider warrants to purchase shares of its common stock. The number of shares of common stock issuable under this warrant is equal to a quotient of (A) two times (2x) the aggregate invoice amounts of such service provider as approved by the Company and the service provider, divided by (B) an exercise price equal to the price per unit or share paid by investors in the next securities offering of the Company closing after October 4, 2016 in which the Company raises at least $250,000, as adjusted from time to time pursuant to Section 11 of the warrant. If the next such offering is not consummated by October 4, 2017, then, at the request of the warrant holder, the board of directors of the Company will determine the exercise price in good faith and based upon standard valuation metrics. This warrant is void after October 4, 2021. As of the date hereof, the aggregate invoice amounts approved under the warrant total $54,199.65.

Voting Agreements

The Company does not have any voting agreements or shareholder/equity holder agreements in place.

Transfer Agent and Registrar

The Company currently acts as transfer agent and registrar for its securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company currently subleases executive office space in Miami, Florida from its affiliate, Trilogy Capital Group, LLC at a cost of $2,000 per month and pays Trilogy for overhead and administrative support at a rate of $10,000 per month. These amounts are being accrued.

On October 4, 2016, the Company acquired the "Grilled Cheese Truck" intellectual property rights from David Danhi for a total purchase price of $300,000 and 700,000 shares of the Company's common stock. The Company's parent, Trilogy Capital Group, LLC, was also a party to that intellectual property acquisition agreement, and the Company's Executive Chairman, Alfonso J. Cervantes, is also the Chairman and Chief Executive Officer of Trilogy Capital Group, LLC.

Executive Employment Agreements

On September 16, 2016, we entered into an employment agreement with Mr. Alfonso J. Cervantes, appointing Mr. Cervantes as our Executive Chairman. Under the terms of the agreement with Mr. Cervantes, we will pay him an annual base salary of $300,000, payable not less frequently than monthly or at more frequent intervals in accordance with our then customary payroll practices; provided, however, that Mr. Cervantes' base salary will only begin to accrue upon the filing with the SEC of our Form 1-A for our Regulation A Offering. Mr. Cervantes' accrued salary will only become payable once we have completed the Regulation A Offering and his base salary will increase by no less than ten percent (10%) on each anniversary of the closing of the Regulation A Offering. Upon completion of the Regulation A Offering, we will obtain key man life insurance on Mr. Cervantes' life in the amount of $500,000 on terms acceptable to Mr. Cervantes. We cannot provide any assurances, however, that we will undertake or complete the Regulation A Offering.

On October 3, 2016, we entered into an employment agreement with Mr. Algie Hodges, appointing Mr. Hodges as our Chief Executive officer and President and a member of our board of directors, effective upon the closing of an anticipated $500,000 bridge financing by us. This agreement was amended making these appointments effective as of January 1, 2017. Under the terms of the agreement with Mr. Hodges, we will pay him an annual base salary of $200,000, payable not less frequently than monthly or at more frequent intervals in accordance with our then customary payroll practices; provided, however, that $50,000 of Mr. Hodges' base salary will accrue but will not become payable until completion of our planned Regulation A Offering, at which time such accrued amount shall be paid from the proceeds of the Regulation A Offering. Since January 1, 2017, we have been paying Mr. Hodges $12,500 per month against his base salary. Mr. Hodges will be entitled to an annual incentive bonus of up to 50% of his base salary as determined by our board of directors. Upon completion of the Regulation A Offering, we will provide housing for Mr. Hodges who will be working at our Miami offices and reimburse his moving expenses up to $40,000. Mr. Hodges is entitled to a grant of our restricted common stock equal to five percent (5%) of our issued and outstanding common stock on a fully diluted basis, subject to (i) forfeiture if Mr. Hodges' employment is terminated by us for any reason prior to January 1, 2018, and (ii) full vesting on January 1, 2018. If we terminate Mr. Hodges' employment with us for no reason, Mr. Hodges will be entitled to severance payments equal to his base salary for up to a maximum of two months.

On December 20, 2016, Mr. Danhi entered into an employment agreement with us pursuant to which he was appointed as our Chief Creative Officer, effective upon the closing of our anticipated $500,000 bridge financing. We subsequently amended that agreement to make it effective as of January 1, 2017, and we have been accruing Mr. Danhi's salary of $100,000 per year since that date. We expect to pay Mr. Danhi's accrued salary on completion of our next round of financing. Mr. Danhi will be entitled to an annual incentive bonus as determined by our board of directors. If we terminate Mr. Dab]nhi's employment with us for no reason, Mr. Danhi will be entitled to severance payments equal his base salary for the greater of (i) six months and (ii) one-half the remainder of his term.

Each of the employment agreements discussed above is for a term of three years, and each of the named executives will be entitled to participate in all of our employee benefit offerings commensurate with their executive positions with us.

OTHER INFORMATION

Bad Actor Disclosure

None

Ongoing Reporting Requirements

The Company has not previously failed to comply with the ongoing reporting requirements of Section 202 of Regulation CF under the Securities Act.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alfonso J. Cervantes
(Signature)

Big Cheese, Inc.
(Issuer)

Executive Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alfonso J. Cervantes
(Signature)

Alfonso J. Cervantes
(Name)

Executive Chairman and Director
(Title)

April 28, 2017
(Date)

/s/ Ronald Scott
(Signature)

Ronald Scott
(Name)

Chief Financial Officer
(Title)

April 28, 2017
(Date)

/s/ Algie Hodges
(Signature)

Algie Hodges
(Name)

Director
(Title)

April 28, 2017
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements